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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2015

001-35157
(Commission File Number)

JIAYUAN.COM INTERNATIONAL LTD.
(Translation of registrant's name into English)

F/15, Anhua Development Building
No. 35 Anding Road
Chaoyang District, Beijing
The People's Republic of China
(8610) 6113-6312
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIAYUAN.COM INTERNATIONAL LTD.
By:	/s/ SHANG-HSIU KOO
Name:	Shang-Hsiu Koo
Title:	Chief Financial Officer

Date: December 8, 2015

 EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Notice of Extraordinary General Meetings of Shareholders of Jiayuan.com International Ltd. and Proxy Statement of Jiayuan.com International Ltd.
99.3	Proxy Card for the Extraordinary General Meeting of Shareholders
99.4	Depositary's Notice of Extraordinary General Meeting of Jiayuan.com International Ltd.
99.5	Voting Card for American Depositary Shares

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SIGNATURE
EXHIBIT INDEX